Exhibit D

                             Proposed Form Of Notice


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

February ___, 2005

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

E.ON AG (70-_____)

          E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, a registered holding company under the Act, and certain of its direct and indirect utility and nonutility subsidiary companies listed in the Application (collectively, the "Applicants"), are seeking authorization for certain financing transactions during the period from the effective date of the order granting the Application through May 31, 2008 (the "Authorization Period").

          The Applicants do not know at this time the specific terms and conditions of the securities that may be issued in accordance with the requested authority. Consequently, the Applicants represent that the following general terms will be applicable, where appropriate, to the proposed external financing transactions requested to be authorized in the Application:

Effective Cost of Money

               The effective cost of money on external debt securities and preferred stock or other types of preferred securities will not exceed the competitive market rates available at the time of


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               issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

Maturity

               The maturity of long-term debt will be between one and 50 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock. Preferred stock issued directly by E.ON may be perpetual in duration. Short-term debt will have an original maturity of less than one year.

Issuance Expenses

               The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to the Application will not exceed the greater of: (i) 5% of the principal or total amount of the securities being issued, or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

Common Equity Ratio

               E.ON and LG&E Energy, LLC ("LG&E Energy"), each on a consolidated basis, and Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") (collectively, the "Utility Subsidiaries"), will maintain common stock equity/1 as a percentage of total capitalization/2 of at least 30%, as reflected in their most recent annual or semiannual report, in the case of E.ON, and, with respect to LG&E Energy and the Utility Subsidiaries, quarterly financial statements prepared in accordance with US GAAP; provided that E.ON in any event will be authorized to issue common stock to the extent authorized in the Application.

Investment Grade Ratings

               Applicants further represent that, except for securities issued for the purpose of funding money pool operations, no guarantees or

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1 Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

2 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities. The minimum common stock equity standard will be applied on a US GAAP basis.


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               other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to the Application unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated, are rated investment grade; and (iii) all outstanding securities of E.ON that are rated, are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). In addition, Applicants request authorization as follows: (i) notwithstanding that at any time the preferred stock of a Utility Subsidiary, if rated, may not be rated investment grade by an NRSRO, such Utility Subsidiary may nonetheless participate in the Utility Money Pool, borrow funds as secured intercompany loans from Fidelia Corp. ("Fidelia") and borrow funds as intercompany loans and (ii) notwithstanding that at any time the securities of a Nonutility Subsidiary that are rated are not rated investment grade, such Nonutility Subsidiary may nonetheless participate in the U.S. Nonutility Money Pool and may borrow funds as intercompany loans. Applicants request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to the Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

          The proceeds from the financings authorized by the Commission will be used for general corporate purposes, including: (i) financing investments by and capital expenditures of the E.ON Group, (ii) the funding of future investments in companies that are exempt under the Act or the rules thereunder or permitted by Commission order, including exempt wholesale generators ("EWGs"), FUCOs, TBD Subsidiaries, exempt telecommunications companies ("ETCs"), companies engaged or formed to engage in energy-related businesses as proposed herein, and companies exempt under Rule 58 under the Act ("Rule 58 Subsidiaries"), consistent with any limits discussed in the Application, (iii) the repayment, redemption, refunding or purchase by any E.ON Group company of any of its own securities, (iv) financing or refinancing capital requirements of the E.ON Group and (v) other lawful purposes. The Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32, 33, 34 and Rule 58.


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          E.ON requests authorization to increase its capitalization through the issuance and sale of securities including, but not necessarily limited to, common stock, preferred stock, preferred securities, equity-linked securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long-term debt, subordinated debt, lease financing, bank borrowings, securities with call or put options, and securities convertible into any of these securities./3 The aggregate amount of new financing obtained by E.ON during the Authorization Period (exclusive of short-term debt and guarantees), through the issuance of securities, in each case valued at the time of issuance, shall not exceed USD 50 billion outstanding at any one time ("E.ON External Limit"),/4 provided that securities issued for purposes of refunding or replacing other outstanding securities where E.ON's capitalization is not increased as a result thereof shall not be counted against this limitation./5

          In addition, E.ON requests authority to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, including commercial paper and bank borrowings, in an aggregate principal amount at any time outstanding not to exceed USD 30 billion ("E.ON Short-term Limit"), provided that securities issued for purposes of refunding or replacing other outstanding short-term debt securities where E.ON's capitalization is not increased as a result thereof shall not be counted against this limitation.

          The Commission's June 14, 2002 Order placed an overall limit on E.ON's external financing of USD 75 billion. E.ON AG et al., Holding Co. Act Release No. 27539 (June 14, 2002) (the "2002 Order"). That limit applied to the aggregate of E.ON's issuances of equity, long and short-term debt securities and guarantees. To maintain consistent overall financing limits, E.ON proposes that issuances during the Authorization Period subject to the E.ON External Limit, the E.ON Short-term Limit and the E.ON Guarantee Limit (defined infra) would not, in the aggregate, exceed USD 75 billion.

          All securities issued by E.ON in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth above.

          E.ON may issue and sell common stock, options, warrants or other stock purchase rights exercisable for common stock. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In

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3 Any convertible of equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that E.ON is otherwise authorized to issue directly or indirectly through a financing entity on behalf of E.ON.

4 Because the limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the limit is reduced and additional financing capacity under the limit is made available.

5 Any refunding or replacement of securities where capitalization is not increased as a result thereof will be through the issuance of securities of the type authorized in the Application. An increase in capitalization would be judged by a comparison of the book value shown in E.ON's U.S. GAAP financial statements of the replaced security and the new security. For example, if long-term debt with a book value of USD 600 million and a market value of USD 675 million is replaced by a new issue of long-term debt with a book value of USD 675 million, only the incremental USD 75 million of additional book capitalization would be counted against the E.ON External Limit.


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addition, sales may be made through private placements or other non-public offerings to one or more persons. E.ON also proposes to issue common stock and/or purchase shares of its common stock (either currently or under forward contracts) in the open market or through negotiated purchases for purposes of:
(i) reissuing such shares at a later date pursuant to stock-based plans which are maintained for stockholders, employees and directors or (ii) managing its capital structure.

          E.ON further requests authorization to use its common stock and other equity instruments to fund employee benefit plans and in connection with dividend reinvestment plans currently in existence or that may be formed during the Authorization Period. E.ON currently maintains a stock-based compensation plan that issues stock appreciation rights ("SARs") which was authorized by the Commission in the 2002 Order. E.ON proposes to issue shares of its common stock under the authorization and within the limitations set forth in the Application in order to satisfy its obligations under its stock-based plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order.

          E.ON may issue preferred stock directly and/or issue, indirectly through one or more financing subsidiaries, other forms of preferred securities (including, without limitation, trust preferred securities or monthly income preferred securities). E.ON may also issue and sell equity-linked securities in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder or a combination of both) within a relatively short period (e.g., three to six years after issuance).

          E.ON proposes that long-term debt would be unsecured and may be issued directly through a public or private placement or indirectly through one or more financing subsidiaries, in the form of notes, convertible notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the long-term debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding at the time of issuance.

          E.ON proposes to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, in the form of unsecured commercial paper, notes issued to banks and other institutional lenders, and other forms of unsecured short-term indebtedness, in an aggregate principal amount at any time outstanding not to exceed the E.ON Short-term Limit. Short-term borrowings under credit lines will have original maturities of less than a year from the date of each borrowing.

          E.ON requests authorization to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). E.ON would employ Hedging Instruments as a means of prudently managing the risk associated with any of the outstanding debt issued by it or any of its associate companies under the authority requested in the Application or an applicable


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exemption by, for example: (i) converting variable rate debt to fixed rate debt,
(ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt, and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

          E.ON also proposes to enter into Hedging Instruments with respect to anticipated debt or equity offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into on-exchange or off-exchange with Approved Counterparties, and would be used to fix and/or limit the interest rate or currency exchange rate risk associated with any proposed new issuance. Anticipatory Hedges may include: (i) a forward sale of U.S. or European Economic Area ("EEA") Treasury futures contracts, U.S. or EEA Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. or EEA Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. or EEA Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale of U.S. or EEA Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

        To the extent such securities are not exempt under Rule 52, E.ON's subsidiaries also propose to enter into Hedging Instruments or Anticipatory Hedges with E.ON or another subsidiary to hedge interest rate or currency exposures on the same terms applicable to E.ON. Such transactions would be on market terms, provided that any such hedging transaction entered into by an LG&E Energy Group company will be on terms no less favorable to such company than such company could obtain in a similar transaction with an unaffiliated third party. No gain or loss on a Hedging Instrument or Anticipatory Hedge entered into by E.ON or its subsidiaries will be allocated to the Utility Subsidiaries, except that a gain or loss may be allocated to a Utility Subsidiary where such transaction is entered into by a Utility Subsidiary in connection with a Utility Subsidiary financing.

        E.ON requests authorization to provide guarantees with respect to debt securities or other contractual obligations of any subsidiary as may be appropriate in the ordinary course of such subsidiary's business, in an aggregate principal or nominal amount not to exceed USD 40 billion at any one time outstanding ("E.ON Guarantee Limit"), exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any EWGs and FUCOs or Rule 58 Subsidiaries shall remain subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable.

        E.ON requests authorization for the E.ON Group (other than the LG&E Energy Group) to charge each subsidiary (other than an LG&E Energy Group company) a fee for the period of time that a guaranty is outstanding, such fee to be based upon market rates, which take into account credit risk, where such may be necessary to operate its business efficiently under applicable regulations./6 Where such regulations are not applicable or with respect to any

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6 Market rates for guarantee fees would be determined in a manner consistent with the determination of market interest rates.


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guarantee of the obligations of an LG&E Energy Group company, E.ON may charge the subsidiary a fee for each guarantee that is not greater than the cost, if any, of obtaining the liquidity necessary to perform such guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time that it remains outstanding. E.ON represents that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

          Applicants request that the Commission continue to authorize the profit and loss transfer agreements of E.ON and its German subsidiaries.

          The E.ON Group companies (other than the LG&E Energy Group companies) propose to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries through capital contributions, loans, guarantees, the purchase of equity or debt securities or other methods throughout the Authorization Period. The Retained Nonutility Subsidiaries also propose to finance their respective businesses and the acquisition of new businesses, as permitted under the Act or Commission order, through the issuance of equity, preferred stock and debt securities to third parties. Applicants propose that in connection with the financing of the TBD Subsidiaries, investments would not exceed, in the aggregate, through July 1, 2007 (the end of the divestiture period described in Item 1.C.4.), USD 1 billion (the "TBD Investment Limit"). E.ON requests a continuation of its authorization to make investments in the TBD Subsidiaries during the Authorization Period subject to the TBD Investment Limit.

          In connection with the financing of the Retained Nonutility Subsidiaries, investments would not exceed USD 15 billion. The authorization requested to invest in Retained Nonutility Subsidiaries would not apply to the companies in the LG&E Energy Group.

          E.ON holds its interest in LG&E Energy through the Intermediate Companies, E.ON US Holding and E.ON US Investments, which are registered holding companies under the Act. E.ON US Holding holds Fidelia, a financing subsidiary, and E.ON US Investments holds E.ON North America Inc. ("E.ON NA") and its subsidiaries, which also function as financing entities. To finance the LG&E Energy Group and/or the Intermediate Companies and their subsidiaries, Applicants request authorization for the Intermediate Companies and their subsidiaries to issue and sell securities to E.ON and associate companies, but not companies in the LG&E Energy Group. In addition, authorization is requested for E.ON NA and Fidelia (and any subsidiary thereof) to issue securities to third parties such as banks to finance the capital needs of the E.ON Group, including the LG&E Energy Group. Applicants also request authorization for the Intermediate Companies and their subsidiaries to acquire securities of other Intermediate Companies and their subsidiaries and the LG&E Energy Group companies. The Intermediate Companies and their subsidiaries also seek authorization to issue guarantees and other forms of credit support to or for the benefit of another Intermediate Company, its subsidiaries and the LG&E Energy Group companies. In no case would an Intermediate Company borrow, or receive any extension of credit or indemnity from any LG&E Energy Group company or its subsidiaries, except that an Intermediate Company may borrow from its direct or indirect financing entity subsidiary that is not part of the LG&E Energy Group.

          In addition, authority is requested for the Intermediate Companies, E.ON NA and Fidelia, and their respective subsidiaries, to guarantee the indebtedness or contractual obligations of, and


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to otherwise provide credit support to, their respective associated subsidiary companies. Guarantees provided by the Intermediate Companies, E.ON NA and Fidelia in support of the external obligations of direct and indirect subsidiaries would not exceed USD 2 billion outstanding at any one time, in the aggregate, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

          LG&E Energy requests authorization to obtain funds through the issuance of short-term debt securities to meet its funding requirements. In particular, LG&E Energy requests authorization to have outstanding at any time during the Authorization Period external short-term debt in an aggregate amount of up to USD 400 million.

          To the extent their financing is not exempt under Rule 52(a) or otherwise, LG&E and KU request authorization to issue debt securities having a maturity of two years or less in the aggregate principal amount at any one time outstanding of up to USD 400 million for each of LG&E and KU. Each of LG&E and KU may issue debt securities with a maturity of two years or less as each may deem appropriate in light of its needs and market conditions at the time of issuance, subject to the applicable Financing Parameters.

          In Holding Co. Act Release No. 27711 (Aug. 15, 2003), the Commission authorized through May 31, 2005 LG&E and KU to obtain secured intercompany loans from Fidelia, upon the terms set forth in the Application-Declaration on Form U-1 filed in File No. 70-9985. Applicants request that such authorization be continued through the Authorization Period. In addition, authorization is requested for Fidelia to provide intercompany loans to LG&E and KU on a secured basis. Each of LG&E and KU request authorization pursuant to Section 12(d) of the Act and Rule 43 thereunder to secure such intercompany loans with a subordinated lien on certain of the personal property of such company, including "utility assets" within the meaning of the Act. The aggregate outstanding principal amount of intercompany loans made to LG&E and KU on a secured basis pursuant to this authorization will not exceed USD 275 million and USD 215 million, respectively.

          The Utility Subsidiaries also seek authorization to guarantee or otherwise provide credit support for the obligations of their subsidiaries and other companies in which they have invested (but not EWGs, ETCs or FUCOs) to the extent not exempt under Rule 45 under the Act. Any guarantee of an obligation of an EWG, FUCO or ETC will be undertaken only if such investment is authorized under Sections 32, 33 or 34 of the Act, applicable rules, and/or Commission order. Such guarantees would not exceed USD 200 million in the case of LG&E and USD 200 million in the case of KU. The Utility Subsidiaries may charge each subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of the liquidity necessary to perform the guarantee. Guarantees issued by the Utility Subsidiaries would not be secured by any utility assets.

          E.ON, E.ON NA and Fidelia (or a special purpose financing subsidiary thereof) propose to finance all or a portion of the capital needs of the LG&E Energy Group companies directly or through other E.ON Group companies, including the Intermediate Companies, at the lowest practical cost. Companies in the LG&E Energy Group propose to borrow funds from other


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E.ON Group companies that may have available surplus funds. Except as provided in Item 1.E.4.(b)(ii) of the Application, such borrowings will be unsecured. In all cases, such borrowings will only occur if the interest rate on the loan would result in an equal or lower cost of borrowing than the LG&E Energy Group company could obtain in a loan from E.ON or in the capital markets on its own. Accordingly, all borrowings by an LG&E Energy Group company from an associate company would be at the lowest of: (i) E.ON's effective cost of capital; (ii) the lending associate's effective cost of capital (if lower than E.ON's effective cost of capital); and (iii) the borrowing LG&E Energy Group company's effective cost of capital determined by reference to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan that could be entered into at such time (the "Best Rate Method"). Borrowings by LG&E Energy Group companies would comply, at a minimum, with the cost of money, maturity and issuance expense provisions of the Financing Parameters.

          Applicants request authorization for intercompany loans among LG&E Energy and its Nonutility Subsidiaries in a net principal amount at any one time outstanding during the Authorization Period not to exceed USD 1.5 billion. LG&E Energy will not borrow funds from its subsidiary companies. In addition, the terms and conditions of intercompany loans available to any borrowing company will be materially no less favorable than the terms and conditions of loans available to such borrowing company from third-party lenders. All intercompany loans will be payable on demand or have a maturity of less than 50 years from the date of issuance.

          Applicants request authorization for LG&E Energy and the LG&E Energy Group Nonutility Subsidiaries to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements and otherwise to provide credit support ("Guarantees") for the obligations from time to time of the LG&E Energy Group companies during the Authorization Period. Guarantees issued during the Authorization Period by LG&E Energy would not exceed an aggregate principal amount of USD 1.5 billion and Guarantees issued during the Authorization Period by the LG&E Energy Group Nonutility Subsidiaries would not exceed an additional aggregate principal amount of USD 1.5 billion, in each case based on the amount at risk outstanding at any one time, exclusive of guarantees that may be exempt pursuant to Rule 45(b).

          Applicants also request authorization to continue to operate three money pools, as authorized in the 2002 Order and modified with respect to the E.ON Nonutility Money Pool in Holding Co. Act Release No. 27788 (Dec. 29, 2003). The Utility Money Pool includes only the Utility Subsidiaries, as borrowers from and lenders to the pool. E.ON, E.ON NA,/7 Fidelia and LG&E Energy may lend to, but not borrow from, the Utility Money Pool. LG&E Energy Services Inc. ("LG&E Services") will continue to act as the administrator of the Utility Money Pool. The U.S. Nonutility Money Pool includes the Nonutility Subsidiaries as borrowers from and lenders to the pool. E.ON, E.ON NA, Fidelia and LG&E Energy may lend to, but not borrow from, the U.S. Nonutility Money Pool. LG&E Services will continue to act as the administrator of the U.S. Nonutility Money Pool. The E.ON Nonutility Money Pool may include all E.ON Group companies as borrowers from and lenders to the pool, except E.ON, the

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7 E.ON NA may also form a wholly-owned special purpose subsidiary for purposes of lending funds to the Utility Money Pool and the U.S. Nonutility Money Pool.


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Intermediate Companies, and the LG&E Energy Group companies./8 E.ON and the
Intermediate Companies, however, may lend to, but not borrow from, the E.ON Nonutility Money Pool.

          The Utility Subsidiaries' borrowings from the Utility Money Pool would be counted against their overall short-term borrowing limits stated above. The U.S. Nonutility Money Pool will be operated on substantially the same terms and conditions as the Utility Money Pool. The E.ON Nonutility Money Pool is administered by E.ON Finance GmbH (formerly, Hibernia Industriewerte GmbH) pursuant to the terms of the Commission's order in Holding Co. Act Release No. 27788 (Dec. 29, 2003).

          Applicants request authorization for each company in the E.ON Group other than EWGs, FUCOs and ETCs to acquire, redeem or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future from time to time during the Authorization Period./9 These transactions will be undertaken at either the competitive market prices for the securities or at the stated price for those securities, as applicable. The Utility Subsidiaries will acquire, retire or redeem securities only in accordance with Rule 42.

          Applicants also request authorization for the E.ON Group companies, except the EWGs, FUCOs and ETCs, to organize new or use existing corporations, trusts, partnerships or other entities (the "Financing Entities"), to finance the business of the respective founding company or its subsidiaries. A Financing Entity/10 would be used to finance the authorized or permitted businesses of its direct or indirect parent company ("Founding Parent"), including the businesses of the LG&E Energy Group, but in no event would a Financing Entity engage in prohibited upstream loans involving companies in the LG&E Energy Group./11 Financing Entities may issue any securities that the Founding Parent would be authorized to issue pursuant to authorization from the Commission, or by Commission rule, regulation or order under the Act. In addition, Applicants request authorization to issue securities to a Financing Entity to evidence the transfer of financing proceeds by a Financing Entity to a company receiving financing.

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8 Some E.ON nonutility business subgroups operate a cash management system to manage cash efficiently within their respective subgroup. Such arrangements involve loans of the temporary cash surpluses of subgroup members to the subgroup parent and borrowings by subgroup members that have temporary cash deficits, all on a daily basis. Subgroup arrangements were authorized by the 2002 Order at 81, n. 101. To the extent the subgroup parent has a net cash surplus or net cash deficit for the subgroup in the aggregate, the subgroup parent would deposit funds with or borrow funds from the E.ON Nonutility Money Pool. Any E.ON subsidiary that is not part of a subgroup (excluding the LG&E Energy Group) could deposit funds with or borrow funds from the E.ON Nonutility Money Pool directly, as necessary. Viterra and its subsidiaries have a separate cash management system which does not deposit funds with or borrow from the E.ON Nonutility Money Pool. Applicants request authorization to continue such subgroup cash management arrangements.

9 Applicants also request authorization for Fidelia to acquire the debt securities of LG&E at the stated prices for such securities, or in open market or negotiated transactions with unaffiliated third parties. Such authorization would facilitate the efficient refinancing of LG&E debt.

10 For tax reasons, a Financing Entity may have its own special purpose subsidiaries that are engaged in financing transactions.

11 Notwithstanding the foregoing, LG&E Energy may organize a Financing Entity to finance its business and may issue securities to such Financing Entity to evidence the transfer of financing proceeds by such Financing Company to LG&E Energy and LG&E Energy may enter into Expense Agreements for the benefit of such Financing Entity.


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


          Applicants also request authorization to enter into support or expense agreements ("Expense Agreement") on market price terms with Financing Entities to pay the expenses of any such entity.

          Applicants propose to change the terms of any subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by E.ON or other intermediate parent company; provided that the consents of all other shareholders, if required by applicable corporate law or the subsidiary's governing documents, have been obtained for the proposed change.

          Applicants request authorization that each of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Intermediate Companies, and the LG&E Energy Group companies (excluding the Utility Subsidiaries), be permitted to continue to pay dividends with respect to its capital stock, from time to time through the Authorization Period, out of capital and unearned surplus to the extent permitted under the corporate law and state or national law applicable in the jurisdiction where each company is organized and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders. In addition, none of such companies will declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

          Applicants also request continued authority to restructure, consolidate or otherwise reorganize E.ON's nonutility holdings, including those in the LG&E Energy Group, from time to time as may be necessary or appropriate in the furtherance of the E.ON Group's authorized nonutility activities and to maintain and support investment in the E.ON TBD Subsidiaries pending divestiture./12

          E.ON requests authorization to acquire, directly or indirectly, the securities of one or more intermediate subsidiaries ("Development Subsidiaries") organized exclusively for the purpose of acquiring, financing, divesting and/or holding the securities of one or more existing or future nonutility subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, the Applicants request authorization for the Development Subsidiaries to provide management, administrative, project development and operating services to direct or indirect subsidiaries at cost in accordance with
Section 13 of the Act and the rules thereunder, including Rules 90 and 91.

          In the 2002 Order, the Commission authorized an aggregate EWG/FUCO investment by E.ON of up to USD 65 billion. This amount consisted of: (i) an initial combined E.ON, Powergen and LG&E Energy aggregate investment in EWGs and FUCOs of USD 4.886 billion as of December 31, 2001, (ii) the proposed reinvestment of the sale proceeds of the TBD Subsidiary divestitures in an amount up to USD 35 billion, and (iii) an additional amount of EWG/FUCO proposed investment of up to USD 25 billion. E.ON proposes to continue that authorization.

---------------
12 The authorization proposed in this section does not involve the Utility Subsidiaries or any future-acquired public utility subsidiaries in the E.ON Group.

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          Specifically, E.ON seeks authorization: (i) to invest the proceeds from divestitures (including any completed divestitures as well as future divestitures), which may total approximately USD 35 billion, in EWG and FUCO investments; and (ii) to finance additional investments in EWGs and FUCOs in an amount up to USD 25 billion, provided that during the Authorization Period, E.ON's aggregate investment as determined under Rule 53 in EWGs and FUCOs would not exceed USD 65 billion (the "Aggregate EWG/FUCO Financing Limitation").

          Because the timing of the receipt of divestiture proceeds will not always coincide with the opportunity to invest in additional EWG or FUCO assets, the authorization requested to reinvest divestiture proceeds would also include flexibility for E.ON to issue and sell up to USD 35 billion of securities to finance EWG and FUCO investments pending the receipt of divestiture proceeds ("Bridge Loans"), so that attractive investment opportunities could be pursued pending the ultimate receipt of divestiture proceeds. Upon the receipt of the divestiture proceeds, the Bridge Loans or debt securities with an equivalent principal amount would be retired, redeemed or otherwise paid down. Any issuance of Bridge Loans would count against the E.ON External Financing Limit or the E.ON Short-term Limit, depending on the maturity of the Bridge Loans.

          E.ON also seeks authorization to acquire and to invest up to USD 10 billion of the divestiture proceeds during the Authorization Period in certain permitted non-utility businesses (the "Energy Related Subsidiaries") located primarily outside of the United States without regard to the source of their revenues.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.



                                                          Jonathan G. Katz
                                                          Secretary



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